UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

SUPERVALU INC.

(Name of Subject Company)

SUPERVALU INC.

(Names of Persons Filing Statement)

Common stock, $0.01 par value

(Title of Class of Securities)

868536103

(CUSIP Number of Class of Securities)

Todd N. Sheldon

Senior Vice President & General Counsel

SUPERVALU INC.

7075 Flying Cloud Drive
Eden Prairie, MN  55344

(952) 828-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Gary L. Tygesson	David M. Silk, Esq.
Jonathan A. Van Horn	Igor Kirman, Esq.
Dorsey & Whitney LLP	Wachtell, Lipton, Rosen & Katz
50 S. Sixth Street, Suite 1500	51 West 52nd Street
Minneapolis, MN 55402	New York, New York 10019
(612) 340-2600	(212) 403-1000

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introductory Note

The attached transcript is from the 2012 Third Quarter Earnings call held by SUPERVALU INC. (the “Company” or “SUPERVALU”) the morning of January 10, 2013.

Tender Offer Statement

The tender offer described in this transcript has not yet commenced, and this transcript is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of the Company. This transcript is for informational purposes only. On the commencement date of the tender offer, Symphony Investors LLC will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the Securities and Exchange Commission (SEC). At or around the same time, the Company will file a statement on Schedule 14D-9 with respect to the tender offer. Shareholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer. Shareholders will be able to obtain a free copy of these documents (when they become available) and other documents filed by the Company with the SEC at the website maintained by the SEC at www.sec.gov. In addition, shareholders will be able to obtain a free copy of these documents (when they become available) by contacting the Company’s Investor Relations department at 7075 Flying Cloud Drive, Eden Prairie, Minnesota 55344, (952) 828-4000.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

Except for the historical and factual information contained herein, the matters set forth in this transcript, particularly those pertaining to SUPERVALU’s expectations, guidance, or future operating results, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including competition, ability to execute initiatives, substantial indebtedness, impact of economic conditions, labor relations issues, escalating costs of providing employee benefits, regulatory matters, food and drug safety issues, self-insurance, legal and administrative proceedings, information technology, severe weather, natural disasters and adverse climate changes, the continuing review of goodwill and other intangible assets, accounting matters and other risk factors relating to our business or industry as detailed from time to time in SUPERVALU’s reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this transcript. Unless legally required, SUPERVALU undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Corrected Transcript

10-Jan-2013

SUPERVALU, Inc. (SVU)

Q3 2013 Earnings Call

Total Pages: 24
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SUPERVALU, Inc. (SVU)	Corrected Transcript
Q3 2013 Earnings Call	10-Jan-2013

CORPORATE PARTICIPANTS

Steven J. Bloomquist	Sherry M. Smith
Director-Investor Relations, SUPERVALU, Inc.	Chief Financial Officer & Executive Vice President, SUPERVALU, Inc.

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

OTHER PARTICIPANTS

Mark Wiltamuth	John E. Heinbockel
Analyst, Morgan Stanley & Co. LLC	Analyst, Guggenheim Securities LLC

Edward J. Kelly	Karen F. Short
Analyst, Credit Suisse Securities (USA) LLC (Broker)	Analyst, BMO Capital Markets (United States)

Ajay Kumar Jain	Scott A. Mushkin
Analyst, Cantor Fitzgerald Securities	Analyst, Jefferies & Co., Inc.

Jason A. DeRise	Stephen W. Grambling
Analyst, UBS Securities LLC	Analyst, Goldman Sachs & Co.

MANAGEMENT DISCUSSION SECTION

Operator: Good morning. My name is Mandy and I will be your conference operator today. At this time, I would like to welcome everyone to the SUPERVALU Third Quarter Earnings Call. [Operator Instructions] After the speakers’ remarks, there will a question-and-answer session. [Operator Instructions] I would now like to turn the call over to your host, Steve Bloomquist, Director of Investor Relations. Sir, you may begin.

Steven J. Bloomquist

Director-Investor Relations, SUPERVALU, Inc.

Thank you, Mandy, and good morning, everyone. I want to welcome everybody to this morning’s conference call. With me are Wayne Sales, President, Chief Executive Officer and Chairman; and Sherry Smith, Executive Vice President and Chief Financial Officer.

Following prepared remarks, we’ll open up the call for your questions. So that we can accommodate as many people as possible, I would ask that you limit yourself to one question with one follow-up. The information presented and discussed today includes forward-looking statements, which are made under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. The risks and uncertainties related to such statements are detailed in our most recent 10-K filing. A replay of today’s call will be available on our corporate website at www.supervalu.com.

With that, I will now turn the call over to Wayne.

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Q3 2013 Earnings Call	10-Jan-2013

Wayne C. Sales

Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

Thank you, Steve, and good morning, everyone, and thanks for joining us today. Earlier this morning, we announced a definitive agreement under which SUPERVALU will sell its Albertson’s, Acme, Jewel-Osco, Shaw’s and Star Market banners and related in-store pharmacies, Osco and Sav-on to AB Acquisition LLC, an affiliate of Cerberus Capital Management LP in a transaction valued at $3.3 billion. The sale will consist of the acquisition by AB Acquisition of stock of New Albertson’s Incorporated, NAI, a wholly-owned subsidiary of SUPERVALU, for $100 million in cash. NAI will be sold to AB Acquisition subject to approximately $3.2 billion in debt, which will be retained by NAI. We refer to this transaction as “the sale”.

As many of you know, Albertson’s LLC is an affiliate of Cerberus and currently owns and operates 192 Albertson’s stores across the south and southwest. As part of the transaction, which includes 877 stores across the banners, AB Acquisition-owned Albertson’s LLC will reunite its Albertson’s stores with the acquired NAI Albertson’s stores. For a detailed breakdown regarding the mechanics of the sales, I would like to refer you back to our press release.

This morning we also announced a Cerberus-led investors consortium named Symphony Investors will initiate a tender offer to purchase up to 30% of SUPERVALU common stock for $4 per share. I am not going to go into the nuances of this tender offer on this call. Again, we provided more specifics in our press release this morning.

However, Symphony Investors will provide details about the tender offer within the next 10 business days. This tender offer would result in the immediate cash value to shareholders as well as an opportunity for shareholders to maintain an equity stake in SUPERVALU moving forward.

Both the sale and tender offer are subject to customary closing conditions and the completion of the fully underwritten refinancing of SUPERVALU’s debt. Additionally, the closing of the sale is conditioned on successful completion of the tender offer and vice versa. Finally, both the sale and the tender offer are expected to close in the first calendar quarter of 2013, and neither requires SUPERVALU shareholder approval.

When we announced our review of strategic alternatives this past summer, our goals were to improve our business, better position the company for the future, and create the best opportunity to deliver significant shareholder value. I believe we have accomplished these goals.

SUPERVALU will emerge from the review process focused on three strong businesses. Our legacy independent business, Save-A-Lot and retail food operations including five regional banners which include Cub, Farm Fresh, Hornbacher’s, Shop ’n Save and Shoppers. By focusing on these core grocery businesses, we will create short and long-term value for all shareholders.

As for the divested banners, they will become part of a company with financial resources, leadership and experience necessary to help them improve their business. The divested banners are complementary; the current Albertson’s LLC operations focus primarily on traditional retail grocery, and I believe that today’s announcement provides these banners with the best opportunity for future success.

Since becoming CEO this past summer, SUPERVALU has made substantial headway in cost reduction initiatives by maximizing efficiencies and laying the groundwork for improving sales trends and the overall customer experience. Going forward, SUPERVALU will be led by highly respected and experienced industry veteran Sam Duncan, who will become the new President and CEO. Sam has over 40 years of retail experience and most recently served as Chairman, CEO and President of OfficeMax.

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SUPERVALU, Inc. (SVU)	Corrected Transcript
Q3 2013 Earnings Call	10-Jan-2013

At the same time, Bob Miller will assume the role of the newly appointed Non-Executive Chair of the Board. I am confident that Sam will be able to build on our progress and help SUPERVALU fully realize its potential for improved results and sustained shareholder value.

Following the completion of the transactions, SUPERVALU is expected to generate annual revenue in excess of $17 billion. SUPERVALU’s independent business division is one of the largest food wholesalers in the United States, and we continue to serve our 1,950 independent retailers nationwide with stable revenues. We expect this segment to capitalize on higher margin opportunities including providing more services and private label product offering to our customers. The independent business will represent approximately 47% of our go-forward revenues.

Save-A-Lot will remain the nation’s largest discount grocer by store count with over 1,300 stores in 35 states and the Caribbean. Save-A-Lot will continue to represent a growth opportunity in hard discount grocery for SUPERVALU. Additionally, our 16 dedicated distribution centers have considerable capacity for growth, which will further benefit the segment in the future. Without a doubt, Save-A-Lot provides the company an important presence in this fast-growing segment of food retail. This business will represent approximately 25% of our go-forward revenues.

The company’s streamlined retail food division will consist of 191 stores in stable, market-leading retail banners which include Cub, Farm Fresh, Shoppers, Shop ’n Save and Hornbacher’s. This segment will represent approximately 28% of the company’s total revenues.

Today’s agreement also brings new financing that will provide SUPERVALU with the flexibility necessary to implement its business plans going forward. The new financing includes a fully underwritten $900 million asset-based revolving credit facility and a $1.5 billion term loan secured by a portion of the company’s real estate. The proceeds of these financing will be used to replace the existing $1.650 billion asset-based revolving credit facility. The existing $846 million term loan and the call and refinance $490 million, of 7.5% bonds scheduled to mature in November 2014.

I cannot stress enough that the sale and the tender offer collectively help make SUPERVALU a strong company. I believe the substantial investment that Symphony Investors will make in SUPERVALU through this tender offer is an absolute testament to the potential of the repositioned company. Moreover, the benefits of having Cerberus as a substantial shareholder are significant as our Board will undoubtedly benefit from its retail industry expertise, including its current investment in Albertson’s LLC and its experience in helping turn around retail companies.

The last piece of the sale that I want to discuss has to do with our Board of Directors. Prior to the closing of the transaction, five SUPERVALU directors will resign and the size of the Board immediately following the closing of the transaction will be reduced to seven members. This initial seven-member Board will consist of five current SUPERVALU directors and two members designated by Symphony Investors, including Bob Miller who will serve as Non-Executive Chairman of the Board. Subsequently, the Board will be increased to a size of 11 directors with the four new directors to consist of Sam Duncan, an additional director appointed by Symphony Investors, and two additional independent Board members selected by the initial seven directors.

With the strategic review process now completed, I am proud of all we have accomplished. It was a privilege to guide SUPERVALU through this particularly challenging time, but I will leave the CEO position knowing we have made good progress in implementing the company’s turnaround effort and that following the transaction we announced today, SUPERVALU will be in good hands going forward.

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Q3 2013 Earnings Call	10-Jan-2013

On a personal note, I want to extend a special thank-you to all of our SUPERVALU team members who have been working hard on our turnaround efforts as a company as we’ve been focused on the strategic review. Your continued focus on meeting the needs of our customers every day is recognized and truly appreciated.

And now I’ll turn the call over to Sherry who will provide further details about our Q3 results. Following that, we will take questions. Sherry?

Sherry M. Smith

Chief Financial Officer & Executive Vice President, SUPERVALU, Inc.

Thank you, and good morning, everyone. As outlined in this morning’s press release, total sales for the third quarter were $7.9 billion and our GAAP earnings per share totaled $0.08, which included a gain from a cash settlement received from credit card companies as well as charges from previously announced store closures; the two netting to $0.05 of income. Adjusted earnings per share excluding these items amounted to $0.03.

Retail food ID sales in the quarter were negative 4.5%, compared to negative 4.3% last quarter. Customer counts were down 2.8%, a 40 basis point sequential improvement from the second quarter. Basket size was down 1.7 driven largely by continued softness in items per basket.

Network ID sales at Save-A-Lot were negative 4.1% compared to negative 3.7% last quarter, with incremental weakness slightly in our corporate stores due in part to those stores operating in more competitive markets than our licensees as well as our significant corporate presence in Florida which has lagged the national average in its unemployment rate.

Consolidated gross margin was down approximately 70 basis points when adjusted for the impact from the fuel center disposition. This year-over-year change was primarily due to shift in business mix and margin investments in our Save-A-Lot and independent business segments. Importantly, our retail food margins stabilized in Q3, being more in line with last year while absorbing a full quarter of the Jewel price investment. This was an important step that Wayne spoke to last quarter and was a key focus in his first several weeks as CEO.

SG&A expense for the quarter was 19.5% of sales, compared to 19.3% last year, both when adjusted for nonrecurring items and the impact from the fuel center disposition. The slight unfavorable rate difference was driven by expense deleveraging which was partially offset by our cost reduction initiative. We estimate very good progress in identifying more cost reduction efforts across the company through the business optimization work led by Janel Haugarth. These efforts will be leveraged to right-size the organization to support the new entity and the TSA.

Adjusted consolidated operating earnings were 1.8% of sales compared with 2.4% last year, primarily resulting from price investment across our business segments coupled with an overall shift in business mix.

Retail improved its offer through the holiday season and generally was on plan for the quarter as we saw the margin stabilization and an emphasis on managing costs. Focus remains on improving profitable sales and the customer experience.

Save-A-Lot operating earnings before charges were 3.9% of sales compared to 6.1% last year, largely the result of investments both at the retail and the wholesale level. I would also add Save-A-Lot has increased spending more on advertising to drive traffic and increase customer awareness, which we expect to continue in the fourth quarter. Save-A-Lot continues to execute its business optimization plan including introducing more relevant items into the assortment with 200 by the end of this fiscal year.

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SUPERVALU, Inc. (SVU)	Corrected Transcript
Q3 2013 Earnings Call	10-Jan-2013

In addition, Save-A-Lot has a test market where it’s implemented a new price program and has seen results in the double-digit IDs consistently over the last few months. Implementing the repositioning plan will pressure margins in the near term while driving improving IDs as we roll out further. Distribution efficiencies and other merchandising initiatives are providing some funding for these efforts.

The independent business sales were $1.99 billion, flat to last year. We continue to have a strong customer base and our teams continue to work very closely with our customers to help serve them better. Operating earnings were 2.5% of sales compared to 3.3% last year with the change almost entirely driven by investment in gross margins.

Moving to the balance sheet, at the end of the third quarter, our available capacity under our secured lines of credit was approximately $635 million. We expect to reduce outstanding borrowings in Q4 as we lower our inventory levels from the seasonal holiday peak at the end of third quarter.

As of last Friday, January 4, our available liquidity capacity was $767 million, improving $132 million since the end of the quarter. We continue to be comfortable with our liquidity position and ability to meet all upcoming obligations.

Turning to fiscal ‘13 cash flow, year-to-date we have produced over $430 million in operating cash flow and asset proceeds, and expect to generate approximately $900 million for the full year including $100 million from asset sale proceeds. We expect to make approximately $400 million in cash payments towards debt reduction this fiscal year including capital lease obligations.

Full year cash capital spending is still expected to be approximately $500 million and includes continuing investment in our existing store fleet including 40 store remodels. We expect to add 20 net new stores to the Save-A-Lot network by the end of the fiscal year, a number which includes the closures that were announced in September.

We are also moving quickly on several customer-facing merchandising initiatives that do not require significant amounts of capital, but can still be implemented in a significant number of stores and help drive sales.

Finally, on a rolling four-quarter period, SUPERVALU’s adjusted EBITDA for the past 52 weeks was $1.6 billion. We are excited about the completion of our strategic review process and the go-forward plan.

With that, we will open up for questions.

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SUPERVALU, Inc. (SVU)	Corrected Transcript
Q3 2013 Earnings Call	10-Jan-2013

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] Your first question comes from the line of Deborah Weinswig with Citigroup.

Hi. This is [ph] Tiffany Kanega (19:35) filling in for Deborah Weinswig. Thanks so much for taking our call. We’d like to know – can you discuss the cost reduction initiatives in greater detail going forward at the new SUPERVALU.

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

Well, we – it is broad-ranging. We, you may recall, have brought into the organization a very small group of partners from AlixPartners working with the executive leadership team. You saw in the fourth quarter reduced expenses in cost. The entire executive leadership team is engaged in this initiative and we think that the vast majority of these cost reductions will come into play in terms of benefit in 2014 – or F (sic) [fiscal] (20:36) 2013 on a fiscal basis. It will also be instrumental in terms of the strategic review process as we look at the separation of the divested banners that I spoke of in my opening remarks versus that of SUPERVALU and this will enable us to quickly identify what the go-forward structure will be for both entities.

And the second question, can you discuss in more detail how you’re working towards increasing awareness around pricing and merchandising initiatives, especially given Wal-Mart’s receipt comparison campaign.

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

Well, in each market, we are doing some things a little bit different. In Chicago earlier this year, we launched what we call value transformation with a huge price investment to get our prices on strategy. And coupled with that was a massive marketing, advertising and communications program, both internally in the stores and externally through our billboards and marketing efforts. When you look at banners such as Cub, we are aggressively talking about not only our price versus key competitors, but also the other parts of the value proposition that we bring to our customers in addition to our price position.

Thank you so much.

Operator: Your next question comes from the line of Mark Wiltamuth with Morgan Stanley.

Mark Wiltamuth
Analyst, Morgan Stanley & Co. LLC

Hi, good morning, and congratulations on the deal.

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SUPERVALU, Inc. (SVU)	Corrected Transcript
Q3 2013 Earnings Call	10-Jan-2013

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

Thanks, Mark.

Mark Wiltamuth
Analyst, Morgan Stanley & Co. LLC

Could you give us some idea of the remaining EBITDA splits for the three businesses that remain, and have you really determined how much corporate overhead will still be there for the business?

Sherry M. Smith
Chief Financial Officer & Executive Vice President, SUPERVALU, Inc.

We’re not providing guidance on that – to level at this time. We have talked about the fact that the new entity going forward will generate approximately $175 million of cash available for debt pay down, and over the next several weeks, we will have more pro forma information provided.

Mark Wiltamuth
Analyst, Morgan Stanley & Co. LLC

And how about the – how much EBITDA left the business and what was paid for the retail stores that are leaving?

Sherry M. Smith
Chief Financial Officer & Executive Vice President, SUPERVALU, Inc.

Well, the total purchase price, right, for the NAI was the $100 million in cash and then the $3.2 billion of debt.

Mark Wiltamuth
Analyst, Morgan Stanley & Co. LLC

No, what I was getting at is what’s the EV/EBITDA paid for the retail assets that are leaving?

Sherry M. Smith
Chief Financial Officer & Executive Vice President, SUPERVALU, Inc.

Oh. We’re not disclosing that information.

Mark Wiltamuth
Analyst, Morgan Stanley & Co. LLC

Okay. And could you give us an idea of the arc of the cash flows and earnings for the remaining assets? If you just looked at those by themselves, how has that been trending? I would think it would still be down.

Sherry M. Smith
Chief Financial Officer & Executive Vice President, SUPERVALU, Inc.

Yes, generally, right. So you see Save-A-Lot and the independent business, so if you think about the business going forward, you have all the information relating to those two segments and they do represent a little over 70% of the sales of the entity going forward and as well.

Mark Wiltamuth
Analyst, Morgan Stanley & Co. LLC

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SUPERVALU, Inc. (SVU)	Corrected Transcript
Q3 2013 Earnings Call	10-Jan-2013

And could you talk a little bit about – you said there was stability at the remaining regional banners. What’s that profile look like now in terms of their performances?

Sherry M. Smith
Chief Financial Officer & Executive Vice President, SUPERVALU, Inc.

So they are strong regional base banners. They’ve got strong market presence. We’ve got Shoppers and Shop ‘n Save are both value banners and they continue to focus on catering to that price sensitive customer. Cub is a number-one leader in Minneapolis, Twin Cities market. Hornbacher’s, albeit five stores, very strong market presence in Fargo, North Dakota, and then certainly Farm Fresh is a very good operations with an emphasis around perishables with a full traditional grocery shop.

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

Mark, I’d like to focus on the future, and part of your question was around structure. As we work through the divestiture and the remaining SUPERVALU public company, we have very detailed plans and we’ve continued to focus even more on the detailed plans between today and closing, and we will be in an absolute position to move forward with the right size structure for both entities.

The important thing that I’d like for everyone to focus on is what does this mean for each business on a go-forward basis. And let’s take the divested banners, for example. Obviously, we’ve been talking for a long, long time around the need to invest in price, to invest in the customer experience, to invest in fresh.

What the purchasing entity does, it brings a number of things: one, it brings a very strong balance sheet to be able to immediately invest in the price, to invest in fresh, and to invest in the customer experience. And it is able to do that not only financially, but it brings to the party a very strong and experienced retail food leadership team. They have a very clear strategic plan to begin to implement changes immediately in the organization. And then, of course, with the natural bandwidth of leadership and management, it allows this group to focus on a smaller company. So that’s why we viewed this as very beneficial to those divested banners that we can quickly implement a turnaround program there.

Secondly, for SUPERVALU, when you take SUPERVALU apart and you look at the most recent results, especially since I’ve been here, and with the strategic review process underway, it provided some uncertainty for our independent grocers. And what this transaction means for independent grocers is obviously the company is smaller. It goes back to providing more bandwidth and leadership focus on our legacy business, and we exit with a much stronger balance sheet in terms of being able to ensure liquidity going forward.

And then when you look at our ability to focus on our Save-A-Lot business, our Save-A-Lot business we’ve been working over the past 12 months in terms of strategies that we talked about on our last analyst call in terms of improving our in-store experience, improving our pricing position. You see some deterioration in gross margins because we are focusing on making sure we maintain that price index that’s important for Save-A-Lot. We’re making a radical shift in terms of the private label offering, moving from 57% to a 70% level and simplification of the operations and doing things like cutting meat. So, we are excited about our ability to invest in this banner, in this business, both for our licensees and our corporate stores, and that will be a huge growth opportunity for us.

And reflecting back on the independent business, when you look at the uncertainty that we had in the organization and our ability even in this quarter to report flat sales is a testament to how strong this business is and the relationship that we have with some tremendous independent grocers out there.

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SUPERVALU, Inc. (SVU)	Corrected Transcript
Q3 2013 Earnings Call	10-Jan-2013

And then when you look at — as Sherry has articulated, the remaining banners are smaller, they’re more regional, and they require less investment in price. So, we have again less to distract us from because of the divested banners going away and we can put absolute focus on the 191 retail stores that we have left.

And then, I don’t want to underscore the importance of bringing Sam in, who I’ve gotten to know quite well, and he’s an operator. He understands the food business, he is a veteran of this business, and he’ll bring a lot to the party in terms of being able to quickly turn these businesses around. They require less investment, and that’s why I’m excited about all of our businesses and what it means for the future.

Mark Wiltamuth
Analyst, Morgan Stanley & Co. LLC

And is this a financially de-levering transaction once you’re all said and done here? And the EBITDA that’s left of the business?

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

It is not hugely de-leveraging. It is still leveraged. But we believe that certainly the leverage that we have is much more manageable and the important thing here is risk. I think it is hugely de-risk, because of the growth opportunities that we have at Save-A-Lot, the stability of our Independent Business, and the market — leading market shares that we have with the remaining banners.

Mark Wiltamuth
Analyst, Morgan Stanley & Co. LLC

And can you tell us what the EBITDA is that’s just left of the business?

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

No. We haven’t published that information.

Mark Wiltamuth
Analyst, Morgan Stanley & Co. LLC

Okay. And I’ll yield and let some others get in. Thank you.

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

Thank you, Mark.

Operator: Your next question comes from the line of Edward Kelly with Credit Suisse.

Edward J. Kelly
Analyst, Credit Suisse Securities (USA) LLC (Broker)

Yeah, hi. Good morning. Wayne, are you completely off the hook on the multi-employer pension liabilities now for the assets that are being divested?

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

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SUPERVALU, Inc. (SVU)	Corrected Transcript
Q3 2013 Earnings Call	10-Jan-2013

Completely off the hook? Sherry, you want to take that one?

Sherry M. Smith
Chief Financial Officer & Executive Vice President, SUPERVALU, Inc.

Yes. Essentially the multi-employer plans go with the banners and where they operate and it is a stock transaction and so those liabilities reside with NAI.

Edward J. Kelly
Analyst, Credit Suisse Securities (USA) LLC (Broker)

Okay. Thank you. And related to distribution, will you continue to supply the businesses that you’re selling going forward? I guess, broader question is, is there any negative leverage associated with what’s going on, on the distribution side?

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

No. We have one overlapping distribution center in Lancaster and some other minor ones that will be a shared DC between Acme, our current banners and Independent Business. Outside of that, distribution will be made and the distribution centers will go with the banners that are divested.

However, we’ll continue to have a transition services agreement as we have had with Albertson’s, so this is a go forward TSA is what we call it internally. And we will continue to manage our private label program for all entities, be it the divested banners, the banners we keep and for Independent Business, so we continue to maintain that leverage. And we continue to work cooperatively with the divested banners in terms of merchandising programs.

Edward J. Kelly
Analyst, Credit Suisse Securities (USA) LLC (Broker)

Okay. And then on IDs, industry sales in December looked like they deteriorated. I was hoping that you could give us just some color on what December ended up looking like for you, relative to how you were in the quarter? Did sales get worse in December?

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

They deteriorated a little bit in the Thanksgiving period, because we had a couple of markets, take Southern California and Shaw’s, where we were not as strong as we should have been from a promotional perspective. We went back in for the Christmas holiday season, really beefed that up and we saw positive results from our efforts.

Edward J. Kelly
Analyst, Credit Suisse Securities (USA) LLC (Broker)

So, December was a little bit better? Is that what you’re trying to say?

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

Yes.

Edward J. Kelly
Analyst, Credit Suisse Securities (USA) LLC (Broker)

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SUPERVALU, Inc. (SVU)	Corrected Transcript
Q3 2013 Earnings Call	10-Jan-2013

Okay. And just a last question for you on Save-A-Lot. Can you just kind of help us sort of understand where the weakness is coming from, if you had attribute it to macro or at the low end struggling competition or just internal issues, how – where do you think the weakness in the ID is coming from in each bucket? And then, what do you think happens with payroll tax increase? Do you think that will have some negative impact on that business?

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

Well, first of all, the IDs itself, our licensees were performing better than our corporate stores in the quarter. Since that time, our corporate stores have improved with some of the things that Sherry talked about in terms of increased marketing in key markets. What you’re seeing there is, as we go through and reposition the business, with the things that I previously spoke about, these are what I’d call investing in the business for a period of time. Our expenses are a little higher than what we should be running on a run-rate basis because of some of the strategic work that we have underway.

The test markets that we have in St. Louis and Kansas City, we’re expanding those, rolling those strategies out to Florida in the Jacksonville area and I expect that growth to improve near-term at Save-A-Lot.

Edward J. Kelly
Analyst, Credit Suisse Securities (USA) LLC (Broker)

Payroll tax?

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

Payroll tax, I think it’s a wait and see. Obviously in this segment, it’s – it is very sensitive in terms of disposable income. Certainly, we see increases and decreases depending on EBT. And to me, it’s a wait and see.

Edward J. Kelly
Analyst, Credit Suisse Securities (USA) LLC (Broker)

Thank you.

Operator: Your next question is from the line of Ajay Jain with Cantor Fitzgerald.

Ajay Kumar Jain
Analyst, Cantor Fitzgerald Securities

Hi. Good morning, and let me also add my congratulations. Wayne, I know you don’t want to comment on the earnings implications of the transaction and obviously you’re the outgoing CEO, but can you just comment on whether there’s any plan to reinstate guidance and even potentially the dividend at some point? And just could you talk in general about when you’re going to be in a position to provide some financial disclosure on the transaction? Thanks.

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

Yeah, I think, I mean, obviously, as we work through and get to closing, I mean, we’re announcing today and we’re going through customary conditions on closing, so that’s why we are a little hesitant to break this out at this point in time, but we’ll give guidance consideration as we close and as we go into giving you – as we finish our fiscal planning. Dividends is one that the Board will deal with and that will ultimately depend on how fast we can turn the business around and grow the business in terms of how you spend your free cash flow.

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SUPERVALU, Inc. (SVU)	Corrected Transcript
Q3 2013 Earnings Call	10-Jan-2013

Ajay Kumar Jain
Analyst, Cantor Fitzgerald Securities

Okay. I just had a question on corporate governance. I was actually really pleased to see that Bob Miller is going to be appointed as the non-Executive Chairman. So, it looks like there’ll be at least two Board seats from Cerberus. But, as far as the composition of the rest of the – the senior leadership team and the other Board members, how long will it take before there will be details provided on that process.

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

It will be really close to – close or at – probably at closing. We will begin the process of looking for the two new independent directors almost immediately. We’ll have an external search firm help us with that and so you would expect the full announcement and how that plays out at closing.

Ajay Kumar Jain
Analyst, Cantor Fitzgerald Securities

Okay. And just finally, can you confirm if – pardon me.

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

It will be a good Board.

Ajay Kumar Jain
Analyst, Cantor Fitzgerald Securities

Okay. And just final question. Can you confirm if the strategic review process is completely finished? I mean, is Save-A-Lot and the non-Albertson’s assets are those off the table at this point?

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

The strategic process is never finished and nothing in retail is ever finished, but this describes the completion of the process as we see it.

Ajay Kumar Jain
Analyst, Cantor Fitzgerald Securities

Great. Thank you very much.

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

We’re not shopping any other assets.

Operator: And your next question is from the line of Jason DeRise with UBS.

Jason A. DeRise
Analyst, UBS Securities LLC

Hi, thanks for taking my question. I got a couple of housekeeping questions still. The – I want to try to get a sense of the remaining business, what the rent versus own status is for those properties. Obviously, you mentioned on

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SUPERVALU, Inc. (SVU)	Corrected Transcript
Q3 2013 Earnings Call	10-Jan-2013

the [indiscernible] (39:33), there is still a portion that stays that’s in proportion to, where they sit with the different stores. I was wondering, if you can share maybe the employee split between what you’ve sold and what you’re keeping? And I guess another question too, to ask, has Sam Duncan been involved in the process of negotiating this deal.

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

Sam was not in the process in negotiating. Sam was an advisor to the process.

Jason A. DeRise
Analyst, UBS Securities LLC

Okay.

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

In terms of the other details, I don’t think we have that detail broke out or published at this point in time.

Jason A. DeRise
Analyst, UBS Securities LLC

Did – were the stores that you sold, did they come with a disproportionate share of your pension liabilities or is there any reason to think otherwise?

Sherry M. Smith
Chief Financial Officer & Executive Vice President, SUPERVALU, Inc.

So, of the – on the [indiscernible] (40:38) liabilities at year-end we had disclosed $1.8 billion. And so, approximately $1.2 billion goes with the NAI assets.

Jason A. DeRise
Analyst, UBS Securities LLC

That definitely helps. And then the on-balance sheet pensions, that split, is that available? I mean, obviously, everybody’s going to be trying to do the math and figure out what the actual equity is worth at the end. So, all these things are actually pretty important.

Sherry M. Smith
Chief Financial Officer & Executive Vice President, SUPERVALU, Inc.

Yeah, the – the single-employer pension is a SUPERVALU liability remaining.

Jason A. DeRise
Analyst, UBS Securities LLC

Okay. There’s – so that relates to kind of the overhead and not the store level employees? Is that the way to think about that? Or you’re still paying their pension after it’s been sold?

Sherry M. Smith
Chief Financial Officer & Executive Vice President, SUPERVALU, Inc.

Yes. So, a combination thereof. So that overall pension as you see in our footnotes for the single-employer does remain with SUPERVALU.

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SUPERVALU, Inc. (SVU)	Corrected Transcript
Q3 2013 Earnings Call	10-Jan-2013

Jason A. DeRise
Analyst, UBS Securities LLC

Okay. And are you – I don’t know, if there’s anything that you can comment about the tender process, but are you – that the $4 amount there, are you hoping that maybe people decide to pass that up? And that you’re willing to do the other step of it, where there’s the dilution in order to – as a source of funds? Or how are you thinking about that?

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

We think – first of all, we wanted to still to create some immediate value for our shareholders. And we will depend on those shareholders to make those decisions. And – but at the same time, if they decide that they don’t want to tender those shares and they want to remain equity holders, then that’s their decision. But we also wanted to make sure that at the end of the day, that we have at least 19.9% equity stake of Symphony in the business. And we have an option that if it comes up short to do a primary share issuance to get them up to 30%. So, it’s a combination thereof, but we wanted to create some immediate value for shareholders, which, we think, we have. It’s about a 50% premium over the 30-day trading average, last 30 day trading average. And so, we hope they will take advantage of that.

Jason A. DeRise
Analyst, UBS Securities LLC

And can I just clarify one thing that was said, and sorry if I missed it and not quite right, there was a comment about the remaining businesses have $175 million in cash for debt pay down. What period is that referring to?

Sherry M. Smith
Chief Financial Officer & Executive Vice President, SUPERVALU, Inc.

That’s an annual period of time.

Jason A. DeRise
Analyst, UBS Securities LLC

Okay. Like, going forward from today or is there – the fiscal 2013 period?

Sherry M. Smith
Chief Financial Officer & Executive Vice President, SUPERVALU, Inc.

So, once the transaction closes.

Jason A. DeRise
Analyst, UBS Securities LLC

Okay. Once it closes.

Sherry M. Smith
Chief Financial Officer & Executive Vice President, SUPERVALU, Inc.

Yes.

Jason A. DeRise
Analyst, UBS Securities LLC

Great. Okay. Thank you.

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SUPERVALU, Inc. (SVU)	Corrected Transcript
Q3 2013 Earnings Call	10-Jan-2013

Operator: Our next question is from the line of John Heinbockel with Guggenheim Securities.

John E. Heinbockel
Analyst, Guggenheim Securities LLC

So, actually – so, a couple of things guys. Going forward, what do you think the CapEx – the annual CapEx spend of the new SUPERVALU is?

Sherry M. Smith
Chief Financial Officer & Executive Vice President, SUPERVALU, Inc.

As we get to closing, we will provide out more details, as Wayne said earlier, as we think about the guidance that will be provided.

John E. Heinbockel
Analyst, Guggenheim Securities LLC

Okay. Because these are – two of the three businesses you have I guess would be capital light, right, you would think going forward?

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

Yes.

Sherry M. Smith
Chief Financial Officer & Executive Vice President, SUPERVALU, Inc.

Yes. And certainly as you think about the retail banners, they’re well-maintained banners and – in the markets that they operate in. So, it’s a business that again from the level of capital intensity is pretty balanced.

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

And this...

John E. Heinbockel
Analyst, Guggenheim Securities LLC

And...

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

And this is part of what I get excited about. When you look at, as Sherry is talking about, the retail stores themselves are in great shape. When you look at our infrastructure, especially Save-A-Lot and the Independent Business and the Retail business, the distribution centers, we have sufficient capacity to support our growth. So, it’s very little new capital required there. It’s basically maintenance capital. And then as we sort out our strategic repositioning of Save-A-Lot and go through proof of concept, we see gross capital being a place in those businesses. And then when you look at the strength of our regional banners. You look at Hornbacher’s for example or Cub here in Minneapolis, St. Paul or any of the markets when you look at Farm Fresh, I mean all of these are banners that I believe at some point in time have growth opportunities.

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SUPERVALU, Inc. (SVU)	Corrected Transcript
Q3 2013 Earnings Call	10-Jan-2013

John E. Heinbockel
Analyst, Guggenheim Securities LLC

I mean, do you have another position – I would think they’re performing better than what’s really the old Albertson’s you’re divesting. Is that right or no?

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

That’s correct.

John E. Heinbockel
Analyst, Guggenheim Securities LLC

Okay.

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

That’s correct. And then I’ll repeat myself, but, the thing, I like about what we’ve done here for those divested banners is, they’re now with an entity that has great leadership, very strong balance sheet and they know how to do this. And they can focus on improving those stores.

John E. Heinbockel
Analyst, Guggenheim Securities LLC

What can you do, if anything going forward, with Cerberus in terms of purchasing or joint activities? And assuming you can’t do anything, does losing that volume, does that make any material difference in terms of scale for what’s left?

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

No, it’s not material. In fact, we’ve always had – since the Albertson’s LLC, the original group of stores that they took with the – with that transaction, we’ve always maintained a great relationship with them, in terms of TSA services, joint buying activities. And as I noted earlier, SUPERVALU will continue to run the private label program. My initial call with the analyst I talked about, how I feel about private label program, that, while we have some of our competitors that do a good job with it, when you look at companies like Loblaws in Canada. No one in U.S. is even close to what they do and that would be my vision in terms of how we grow the business. And certainly, we get leverage from that from our Independent Business, the Retail businesses that SUPERVALU retains and then the businesses that we divest of.

John E. Heinbockel
Analyst, Guggenheim Securities LLC

So, you will do some joint buying with Cerberus, did I hear that right?

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

Yes.

John E. Heinbockel
Analyst, Guggenheim Securities LLC

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SUPERVALU, Inc. (SVU)	Corrected Transcript
Q3 2013 Earnings Call	10-Jan-2013

Or no? Okay. All right, and then finally...

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

And...

John E. Heinbockel
Analyst, Guggenheim Securities LLC

Yeah, go ahead.

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

I think it depends on the supplier and the relationship that we can – we have with them. And a lot of the leverage comes from making sure you maximize your buy in terms of truckload deliveries versus less than truckload, and so, we don’t see any material loss of leverage here.

John E. Heinbockel
Analyst, Guggenheim Securities LLC

All right. And then just lastly, what’s the timetable for Sam coming in? And when can he start? When can he start the planning process? Will you and he can do the transition? How long do you stay around? How long do you think that’s going to take?

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

Sam’s scheduled to become CEO at closing. Sam will be working very, very closely with the team here and myself. In terms of a detailed plan that day one, once it’s closed he can push the button and go. He has, as part of the process itself, he has a deep understanding of what the business looks like, the structure of the business, the people. He’s very familiar with a lot of people here. And he has a very clear sense of what he’d like to accomplish and he and I share very similar drivers, if you will, like sense of urgency and he wants to get on with it.

John E. Heinbockel
Analyst, Guggenheim Securities LLC

Yeah, but he can’t be in the building and go out and visit stores with you and get the process started before closing.

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

Yeah, he’s going to be doing that.

John E. Heinbockel
Analyst, Guggenheim Securities LLC

Okay. Will he? Okay.

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

Yeah, he’ll be here.

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SUPERVALU, Inc. (SVU)	Corrected Transcript
Q3 2013 Earnings Call	10-Jan-2013

John E. Heinbockel
Analyst, Guggenheim Securities LLC

All right. Okay. Thanks.

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

There’s no conflict here at all.

John E. Heinbockel
Analyst, Guggenheim Securities LLC

Okay. Thank you.

Operator: Your next question is from the line of Karen Short with BMO Capital Markets.

Karen F. Short
Analyst, BMO Capital Markets (United States)

Hi. Thanks for taking my question. Just to clarify, I didn’t catch the answer to this if you gave it, but in terms of the assets that are being sold, those are mostly almost entirely owned or not? Because I’m just trying to figure out what pro forma rent expense might look like?

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

It’s a split. I don’t think we would have that detail this morning.

Karen F. Short
Analyst, BMO Capital Markets (United States)

Okay. And...

Sherry M. Smith
Chief Financial Officer & Executive Vice President, SUPERVALU, Inc.

Yeah. So, generally about 60% leased and 40% owned.

Karen F. Short
Analyst, BMO Capital Markets (United States)

Okay. And then in terms of your – obviously, the moving parts are the multi-employer pension, the rent expense and lost sales in EBITDA, but in terms of overhead, how should we think about the go-forward overhead kind of run rate in terms of what might be able to get rid of?

Sherry M. Smith
Chief Financial Officer & Executive Vice President, SUPERVALU, Inc.

We think that the plan is we need to determine what the right size of the organization is that supports this entity going forward. And then the size of what’s necessary to service the TSA; but clearly, the TSA provides revenue to offset those expenses. And so, the company will be focused between now and closing and working here with Wayne and Sam in the team, as to what those steps are and what that looks like, so that we have an organization that is very efficient and very productive in regards to what a $17 billion sales organization would be.

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SUPERVALU, Inc. (SVU)	Corrected Transcript
Q3 2013 Earnings Call	10-Jan-2013

Karen F. Short
Analyst, BMO Capital Markets (United States)

Okay. And then you guys commented on a Transition Services Agreement. Can you maybe just elaborate on that? What is it exactly? What kind of dollar – annual dollar expenses would you incur and for how long?

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

We are not disclosing that at this point in time.

Karen F. Short
Analyst, BMO Capital Markets (United States)

Okay. And then just last question. If you gave inflation, what was inflation? I didn’t catch it.

Sherry M. Smith
Chief Financial Officer & Executive Vice President, SUPERVALU, Inc.

Inflation was about 2% within this quarter.

Karen F. Short
Analyst, BMO Capital Markets (United States)

2%. Okay. Thank you.

Operator: Your next question is from the line of Scott Mushkin with Jefferies & Company.

Scott A. Mushkin
Analyst, Jefferies & Co., Inc.

Okay, guys, I just wanted to follow-up, just to make sure I understand exactly what you’re saying. Joint buying, yes or no? And if there is joint buying, is the office going to be up in Minneapolis? And just trying to understand, are they – or is Albertson’s going to buy on its own and you’re going to buy on its own and you hope to maybe – the vendors would be okay with that and still give you the same deal?

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

Yeah. The buying for SUPERVALU will be done by SUPERVALU team members. The buying itself for the divested banners will be done by team members within those banners. We will – in terms of collaborating, we have a relationship with each other that we hope to be able to continue to leverage what each other is doing, especially in the private label line. So, it is not – the physical offices will be separated, because they’re separate companies. But in terms of collaboration with our supplier base, we hope that we can continue to collaborate with each other.

Scott A. Mushkin
Analyst, Jefferies & Co., Inc.

Okay. Thank you for that clarification.

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

Sure.

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SUPERVALU, Inc. (SVU)	Corrected Transcript
Q3 2013 Earnings Call	10-Jan-2013

Scott A. Mushkin
Analyst, Jefferies & Co., Inc.

Another clarification I think to Ed’s question, you said the comps in December were better. What does that mean? I mean, is it significantly better? I mean, I think you ran, what, negative 4% and change? I mean are we talking negative 3% or are we talking hey, negative 4% was a smidge better? Most of the data I’ve seen on December is just awful, so I’m just trying to get some clarity there.

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

My comment in terms of, of that was really to those specific banners where we went in and changed the promotional program and aggregate. It’s not materially different.

Scott A. Mushkin
Analyst, Jefferies & Co., Inc.

Okay. The comps of the remaining banners, I think you said to John Heinbockel’s question, the comps of the banners are better again, but no quantification, so I just want to understand.

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

Yeah.

Scott A. Mushkin
Analyst, Jefferies & Co., Inc.

Are – where are they? Are they flat or are they negative 3%? Are they even positive? Just – [ph] what’s better mean (54:53)?

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

Yeah, as you know, we don’t segment those out. And we’re not going to do it at this point in time. Obviously, as we close the deal, we’ll be providing all the financial information that you’re asking about as we determine how we segment.

Scott A. Mushkin
Analyst, Jefferies & Co., Inc.

Okay. And can you at least give us trending on those comps? I mean, you said they’re better than the average, have they been trending down, trending up, which way have they been trending?

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

Trending about the same as they have been.

Scott A. Mushkin
Analyst, Jefferies & Co., Inc.

About the same as they have been. Okay. Is there any tax implications here with this deal at all?

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SUPERVALU, Inc. (SVU)	Corrected Transcript
Q3 2013 Earnings Call	10-Jan-2013

Sherry M. Smith
Chief Financial Officer & Executive Vice President, SUPERVALU, Inc.

Yes. As part of the deal, in any transaction of this size there are different tax consequences. And so, there will be some benefit of a capital loss carry forward that SUPERVALU will have as part of the transaction.

Scott A. Mushkin
Analyst, Jefferies & Co., Inc.

Sherry, do you expect to be a tax – cash taxpayer?

Sherry M. Smith
Chief Financial Officer & Executive Vice President, SUPERVALU, Inc.

Yes. We will be a cash taxpayer because this is a capital loss that would be generated.

Scott A. Mushkin
Analyst, Jefferies & Co., Inc.

Okay. And then I guess just a general statement. I guess, I don’t understand, how you guys cannot tell us the EBITDA multiple that Cerberus is paying. I mean, shareholders are going to obviously make a decision to tender or not tender. But I mean, I think that information really needs to be out there. What’s going away here and what Cerberus paid? I just – I’m having a hard time understanding how you cannot release that information.

Sherry M. Smith
Chief Financial Officer & Executive Vice President, SUPERVALU, Inc.

To the extent if it’s required, it would be in the tender offer.

Scott A. Mushkin
Analyst, Jefferies & Co., Inc.

Okay. That does it for me. Thanks.

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

Mandy, I think we have time for one more call please.

Operator: Yes, sir. Your final question is from the line of Stephen Grambling with Goldman Sachs.

Stephen W. Grambling
Analyst, Goldman Sachs & Co.

Hey, good morning, everyone. Thanks for taking my question. Just a few follow-ups. First for the remaining assets you referenced some – that they didn’t need price investments. Is that because the investments were already made or it’s just a less competitive environment and so they’re not required? And then a couple other follow-ups, if there’s time.

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

I didn’t mean to imply they require no price investment. They require lower price investments, but they do require some.

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SUPERVALU, Inc. (SVU)	Corrected Transcript
Q3 2013 Earnings Call	10-Jan-2013

Stephen W. Grambling
Analyst, Goldman Sachs & Co.

And again, is that because you had already been in the process of making those price investments or is it just a different competitive environment in those regions?

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

Well, the competitive environment is the same, but when you look at each banner, for example, Shop ‘n Save. The Shop ‘n Save requires probably the lowest price investment because we have a market leading price index at Shop ‘n Save. The same thing with Shoppers and to an extent here in Cub. So – and we’re very competitive at Hornbacher’s. So it will vary market-by-market, but requires a much lower price investment than some of the divested banners.

Stephen W. Grambling
Analyst, Goldman Sachs & Co.

Understood. And then on Save-A-Lot, you had referenced double-digit IDs following some price investments. Can you talk about the level of margin investment that maybe is needed in some of those markets and how gross profit dollars looked afterwards?

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

Yeah, we aren’t disclosing that at that level. This is in St. Louis and Kansas City. It’s a test market. And we don’t want to divulge that at this point in time.

Stephen W. Grambling
Analyst, Goldman Sachs & Co.

Okay. Thanks. And one last quick follow-up. Does the deal actually require approval from the Pension Benefit Guaranty Corp.?

Wayne C. Sales
Non-Executive Chairman, President & CEO, SUPERVALU, Inc.

We’ve dealt with that with them as part of this process.

Stephen W. Grambling
Analyst, Goldman Sachs & Co.

Great. Thanks.

Steven J. Bloomquist

Director-Investor Relations, SUPERVALU, Inc.

Okay. Thank you, everybody, for joining us on the call today. I will be available later in my office, if you have any follow-up questions. And with that, this concludes the call.

Operator: Thank you for participating in today’s conference call. You may now disconnect.

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SUPERVALU, Inc. (SVU)	Corrected Transcript
Q3 2013 Earnings Call	10-Jan-2013

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